Exhibit 99.2

US GreenFiber, LLC

Consolidated Financial Statements
December 31, 2006, 2005 and 2004

US GreenFiber, LLC
Index
December 31, 2006, 2005 and 2004

Page(s)
Report of Independent Auditors	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Operations and Members’ Equity	3

Statements of Cash Flows	4

Notes to Financial Statements	5-12

Report of Independent Auditors

To the Board of Managers
US GreenFiber, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and members’ equity and cash flows present fairly, in all material respects, the financial position of US GreenFiber, LLC (the ”Company”) and its subsidiaries at December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 9, 2007

US GreenFiber, LLC
Consolidated Balance Sheets
December 31, 2006 and 2005

	2006	2005

Assets
Current assets
Cash and cash equivalents	$327,100	$3,188,819
Accounts receivable, less allowance for doubtful accounts
of approximately $178,000 in 2006 and $101,000 in 2005	23,044,458	27,433,267
Futures contract (Note 5)	333,000	782,000
Other assets	2,277,709	1,851,267
Inventory (Note 2)	7,659,480	5,136,912
Total current assets	33,641,747	38,392,265
Property, plant and equipment, net (Note 3)	58,744,370	41,901,422
Goodwill	10,180,421	2,728,987
Intangible assets, net	3,939,099	989,069
Total assets	$106,505,637	$84,011,743

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$12,257,818	$13,981,832
Accrued liabilities (Note 4)	10,139,897	9,192,401
Current portion of capital lease obligation	300,985	251,604
Current portion of long-term debt	3,308,742	—
Total current liabilities	26,007,442	23,425,837
Capital lease obligation	451,136	229,799
Other liabilities	1,207,971	2,109,116
Long-term debt (Note 6)	11,834,755	—
Total liabilities	39,501,304	25,764,752
Commitments (Note 7)
Members’ equity	67,004,333	58,246,991
Total liabilities and members’ equity	$106,505,637	$84,011,743

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC
Consolidated Statements of Operations and Members’ Equity
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Sales	$182,822,904	$149,084,503	$123,529,053
Cost of sales	139,406,587	116,742,164	97,309,465
Gross profit	43,416,317	32,342,339	26,219,588
Selling, general and administrative expenses	32,848,962	23,228,021	21,451,360
Income from operations	10,567,355	9,114,318	4,768,228
Interest income (expense)	(928,945)	64,361	48,843
Other income (expense)	(432,068)	152,615	(87,293)
Net income	9,206,342	9,331,294	4,729,778
Other comprehensive income (expense)
(Note 5)	(449,000)	(4,718,000)	1,892,000
Comprehensive income	8,757,342	4,613,294	6,621,778
Members’ equity, beginning of year	58,246,991	53,633,697	51,011,919
Capital distribution to members	—	—	(4,000,000)
Members’ equity, end of year	$67,004,333	$58,246,991	$53,633,697

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Cash flows from operating activities
Net income	$9,206,342	$9,331,294	$4,729,778
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	7,979,673	6,733,156	5,342,072
Amortization	320,410	108,346	109,482
Gain on disposal of assets	(32,753)	(142,712)	(62,092)
Provision for accounts receivable	76,967	81,899	66,961
Changes in operating assets and liabilities (exclusive of acquisitions)
Accounts receivable	5,136,690	(5,927,470)	(2,810,571)
Inventories	(1,923,949)	(35,282)	(715,921)
Accounts payable	(2,584,861)	3,989,705	1,710,800
Accrued expenses	728,218	2,081,488	2,047,979
Other assets	(425,126)	(24,863)	(441,197)
Other liabilities	(901,145)	1,066,089	453,557
Net cash provided by operating activities	17,580,466	17,261,650	10,430,848

Cash flows from investing activities
Purchases of property, plant and equipment	(18,153,502)	(14,741,868)	(7,061,183)
Purchases of intangible assets	(154,440)	(73,247)	(90,750)
Purchase of Bonded Insulation Company, Inc. (Note 1)	—	(2,760,997)	—
Purchase of Blue Sky Manufacturing, Inc. (Note 1)	(1,533,482)	—	—
Purchase of Redi-Therm, Inc. (Note 1)	(15,753,905)	—	—
Proceeds from sale of property and equipment	318,278	426,673	509,773
Net cash used in investing activities	(35,277,051)	(17,149,439)	(6,642,160)

Cash flows from financing activities
Loan borrowings	22,377,000	—	—
Loan payments	(7,233,503)	—	—
Repayments on capital lease obligations, net	(308,631)	(210,891)	(156,645)
Distribution to members	—	—	(4,000,000)
Net cash provided by (used in) financing activities	14,834,866	(210,891)	(4,156,645)
Net decrease in cash and cash equivalents	(2,861,719)	(98,680)	(367,957)

Cash and cash equivalents
Beginning of year	3,188,819	3,287,499	3,655,456
End of year	$327,100	$3,188,819	$3,287,499

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$981,942	$27,311	$28,580

Supplemental schedule of noncash transactions
Gain (loss) in fair market value of cash flow hedge derivatives	(449,000)	(4,718,000)	1,892,000
Purchase of equipment under capital leases	579,349	326,083	269,106
Assets acquired through accounts payable	220,084	644,337	427,119

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

1.                            Summary of Significant Accounting Policies and Description of the Business

Description of the Business

US GreenFiber, LLC (the ”Company”) was incorporated in July 2000 under the state laws of Delaware.  The Company is an equally-owned joint venture formed by Louisiana-Pacific (“LP”) and Casella Waste Systems, Inc. (“Casella”) whereby each contributed certain cellulose manufacturing operations to the joint venture.

The Company, based in Charlotte, North Carolina, manufactures and supplies cellulose insulation nation-wide to contractors, manufactured home builders and retailers.  The Company has manufacturing facilities located in Albany, New York, Atlanta, Georgia; Charlotte, North Carolina; Delphos, Ohio; Denver, Colorado; East St. Louis, Illinois; Elkwood, Virginia; Norfolk, Nebraska; Phoenix, Arizona; Sacramento, California; Salt Lake City, Utah; Tampa, Florida and Waco, Texas.

Under the terms of the joint venture agreement (the ”Agreement”), net profits and losses are to be allocated first to each member based on their respective Adjusted Capital Account and secondly, in accordance with their Percentage Interests, as defined in the Agreement.

On February 8, 2006, the Company entered into a stock purchase agreement to acquire 100% of the issued and outstanding shares of capital stock of Redi-Therm Insulation, Inc., Redi-Therm Transportation, Inc., Redi-Therm Trucking, Inc., and Redi-Therm, Recycling, Inc. for a total purchase price of approximately $15.8 million.  The acquisition was accounted for using the purchase method of accounting.  Accordingly, the consideration paid was allocated based on the estimated fair value of the net assets acquired.  The purchase price was allocated as follows:

Total working capital allocation, less cash acquired	$433,642
Equipment	5,110,000
Noncompete agreements	204,000
Customer relationships	2,812,000
Goodwill	7,194,263
$15,753,905

On January 3, 2006, the Company entered into an asset purchase agreement to acquire the division and substantially all of the assets related primarily to the division of Blue Sky Manufacturing Incorporated in East St. Louis, Missouri.  The consideration paid of approximately $1.5 million was allocated based on the estimated fair value of the assets acquired.  The purchase price was allocated as follows:

Machinery and equipment	$1,045,210
Rolling stock	131,100
Noncompete agreements	100,000
Goodwill	257,172
$1,533,482

On July 12, 2005, the Company entered into a stock purchase agreement to acquire 100% of the issued and outstanding shares of capital stock of Bonded Insulation Company, Inc. for a total purchase price of approximately $2.8 million.  The acquisition was accounted for using the purchase method of accounting.  Accordingly, the consideration paid was allocated based on the estimated fair value of the net assets acquired.  The purchase price was allocated as follows:

Real property	$30,000
Building	436,381
Land improvements	35,003
Equipment	1,448,202
Other assets/liabilities	(694,726)
Noncompete agreements	10,000
Goodwill	1,496,137
$2,760,997

Principles of Consolidation

The consolidated financial statements include the accounts of U.S. GreenFiber, LLC and its wholly owned subsidiaries, GreenFiber Albany, Inc. and GreenFiber Salt Lake City, Inc.  All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories consist primarily of raw material (recycled newspaper) and finished goods (cellulose insulation) and are valued at the lower of average cost or market.

As of December 31, 2006, the Company had entered into 15 raw material contracts with various suppliers in order to mitigate supply risk on recycled newspaper.  These contracts, with various expiration dates through 2010, require the Company to purchase approximately 90,000 short tons of raw material per month at various prices which approximates market prices as defined within the contracts.

The Company uses commodity futures contracts to manage price exposures on anticipated purchases of raw material (Note 5).

Property, Plant and Equipment

Property, plant and equipment is recorded at cost.  Expenditures for maintenance, repairs and minor renewals are expensed as incurred.  Depreciation is computed on the straight-line method over the estimated useful lives of assets as follows:

Estimated
Asset Classification	Useful Lives

Buildings and improvements	15–20 years
Furniture and fixtures	3–10 years
Machinery and equipment	1–13 years
Trucks and trailers	4–8 years

When assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is included in the determination of income.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Intangible Assets

Intangible assets subject to amortization total approximately $3,939,000 and $989,000 at December 31, 2006 and 2005, respectively, and consist principally of patents and noncompete agreements and customer lists.  Patents and non-compete agreements are amortized on a straight-line method over useful lives of 15 and 5 years, respectively.  Amortization of intangible assets charged to operations amounted to approximately $320,000 for 2006, $112,000 for 2005 and $109,000 for 2004.  Estimated amortization expense for the years 2007 through 2011 is $315,000, $315,000, $315,000, $315,000, $295,000, respectively.  The Company evaluates the recoverability of intangible assets when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on various analyses, including cash flows and profitability projections.  These analyses necessarily involve management judgment.  No impairment charges were recorded in 2006, 2005 and 2004.

Goodwill

Goodwill consists of the excess of purchase price over the fair value of the tangible and intangible assets acquired in purchase business combinations in 2006, 2005 and 2002.  Goodwill totaled approximately $10,180,000 and $2,729,000 at December 31, 2006 and 2005, respectively.  The Company evaluates the recoverability of goodwill on an annual basis, or when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on the estimated fair value of goodwill using various analyses, such as discounted cash flows and peer industry data.  These analyses necessarily involve management judgment.  No impairment charges were recorded in 2006, 2005 and 2004.

Income Taxes

The Company is a limited liability company.  Accordingly, the accompanying consolidated financial statements do not include any provision for federal or state income taxes.  All income, losses, tax credits and deductions are allocated to the Company’s members and reported on the income tax return of each member.  In 2005, the Company acquired Bonded Insulation Company, Inc., which was taxed as a corporation.  A provision for income taxes is recognized in 2006 and 2005 for US GreenFiber LLC.  Included in other assets and other liabilities on the consolidated balance sheet are deferred income taxes of approximately $121,000 and $553,000, respectively, at December 31, 2006 and $121,000 and $553,000, respectively, at December 31, 2005.  Included in other income (expense) on the consolidated statement of operations is income taxes expense of approximately $256,000 for 2006 and $39,000 for 2005.

Concentration of Credit Risk

The Company maintains its cash in bank accounts that at times exceed federally insured limits.  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables.  The Company’s accounts receivable are derived from revenue earned from customers located in the United States.  The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

For the years ended December 31, 2006, 2005 and 2004 approximately 47%, 54% and 51% of sales were to six customers.  As of December 31, 2006, 2005 and 2004, 55%, 58% and 45% of accounts receivable were from these six customers, respectively.

Revenue Recognition

Revenue is recognized at the time goods are shipped and title has transferred to the customer.  The Company provides sales incentives in the form of rebates to certain customers.  The rebates are presented as a reduction of sales in the consolidated statements of operations and members’ equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

2.                            Inventories

Inventories consist of the following at December 31:

	2006	2005
Parts	$590,119	$278,550
Raw material	5,602,048	3,556,739
Finished goods	1,467,313	1,301,623
	$7,659,480	$5,136,912

3.                            Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2006	2005
Land	$330,268	$255,405
Construction in progress	1,220,904	10,533,292
Buildings and improvements	7,864,746	4,226,956
Furniture and fixtures	1,243,137	2,386,386
Machinery and equipment	71,154,422	44,164,642
Trucks and trailers	14,732,478	12,071,391
	96,545,955	73,638,072
Less: Accumulated depreciation	(37,801,585)	(31,736,650)
	$58,744,370	$41,901,422

4.                            Accrued Liabilities

Accrued liabilities consist of the following at December 31:

	2006	2005
Accrued payroll, bonus and related items	$1,783,550	$2,627,697
Sales and other taxes	702,857	606,624
Customer rebate programs	3,810,589	3,312,175
Current portion of long-term incentive plan (Note 8)	365,539	453,040
Legal	1,100,000	—
Other	2,377,362	2,192,865
	$10,139,897	$9,192,401

5.                            Derivative Instruments

Commodity Instruments

The Company actively monitors its exposure to commodity prices and uses derivative instruments to manage the impact of certain of these risks.  The Company uses derivatives only for purposes of managing risk associated with underlying exposures.  The Company does not trade or use instruments with the objective of earning financial gains on the commodity price nor does it use instruments where there are not underlying exposures.  The Company’s use of derivative financial instruments may result in short-term gains or losses and increased earnings volatility.  Complex instruments involving leverage or multipliers are not used.  Management believes that its use of derivative instruments to manage risk is in the Company’s best interest.

At the date new derivatives are entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid in the future related to a recognized asset or liability (cash flow hedge).  Existing commodity instruments of the Company have been designated as cash flow hedges as of December 31, 2006, 2005 and 2004.  For cash flow hedges, the effective portion of the changes in the fair value of the derivative that is designated as a cash flow hedge is recorded in other comprehensive income.  When the hedged item is realized, the gain or loss included in accumulated other comprehensive income is reported on the same line in the statements of income as the hedged item.  In addition, the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are immediately recognized in cost of goods sold.

The Company formally documents its hedge relationships, including identifying the hedging instruments and hedged items, as well as the Company’s risk management objectives and strategies for entering into the hedge relationship.  This process includes matching the hedging instrument to the underlying hedged item (assets, liabilities, firm commitments or forecasted transactions).  At hedge inception and at least quarterly thereafter, the Company assesses whether the derivatives used as hedges are highly effective in offsetting changes in either the fair value or cash flows of the hedged item.  If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative instrument would be recognized in earnings during the period it no longer qualifies as a hedge.

The Company uses commodity swap contracts to manage price exposures on anticipated purchases of raw material.  Of the 441,000 tons, 382,000 tons and 346,000 tons of raw materials purchased during 2006, 2005 and 2004, approximately 26,000 tons, 144,000 tons and 169,000 tons were hedged with swap contracts.  The Company’s strategy is to hedge certain production requirements for various periods up to 60 months.  As of December 31, 2006, 2005 and 2004, approximately 26,000 tons, 57,000 tons and 149,000 tons or 7%, 13% and 39%, respectively, of production requirements for the next 12 months were hedged.

As of December 31, 2006 and 2005, the fair value of outstanding commodity contracts, based on quotes from brokers, reflected on the balance sheets were approximately $330,000 and $780,000, respectively.  Gains and (losses) of approximately $(449,000), $(4,718,000) and $1,892,000, respectively, are included in the financial statements as other comprehensive income in the statements of operations and members’ equity for the years ended December 31, 2006, 2005 and 2004.

6.                            Debt

The Company has a collateralized, revolving line of credit with Wachovia Bank, N.A. for borrowings of up to $15 million.  The line of credit is secured with the Company’s receivables and inventory.  On June 30, 2008, the banks obligation to issue letters of credit will expire.  The line of credit bears interest at a rate of LIBOR plus 1.25%.  Interest is paid monthly on the outstanding balance on the line of credit.  The Company had approximately $8 million in borrowings against the line of credit at December 31, 2006.

In connection with the Redi-Therm purchase transaction, the Company, on January 16, 2006, entered into a long-term loan with Wachovia Bank, N.A.  The loan bears interest at a fixed rate of 6.57%.  Interest is payable monthly on the outstanding balance of the loan.  Required monthly principal payments are made in accordance with the schedule of payments exhibited in the loan agreement.  The last principal payment is scheduled for January 15, 2009.  At December 31, 2006, there was $7,139,599 outstanding on the loan.

The loan contains financial covenants including funded debt to EBITDA ratio and tangible net worth.  The loan agreement also contains various positive and negative operating and financial reporting covenants which are customary for such loan instruments.

		Interest	Interest	December 31,
	Maturity	Rate	Paid	2006

Line of credit	6/30/2008	6.57%	Monthly	$8,003,900
Loan	1/15/2009	6.57%	Monthly	7,139,597
				15,143,497
Less: Current portion of debt				3,308,742
Long-term debt				$11,834,755

Aggregate maturities of outstanding borrowings and advances are as follows:

2007	$3,308,741
2008	11,530,752
2009	304,004
$15,143,497

7.                            Commitments and Contingencies

The Company leases property and equipment under noncancelable capital and operating lease agreements with various expiration dates through June 30, 2016.

The following is a schedule, by year, of the future minimum payments under capital and operating leases, together with the present value of the net minimum payments as of December 31, 2006:

	Capital	Operating
	Leases	Leases

Year Ending December 31
2007	$322,724	$2,515,433
2008	226,214	1,652,543
2009	164,103	1,137,015
2010	53,063	835,079
2011	10,391	639,933
Thereafter	—	2,278,370
Total minimum payments	776,495	$9,058,373
Less: Amount representing interest	24,374
Present value of net minimum lease payments	752,121
Less: Current portion of capital lease obligation	300,985
Capital lease obligation	$451,136

Rent expense for property, plant and equipment for the years ended December 31, 2006, 2005 and 2004 was approximately $5,392,000, $3,930,000 and $3,328,000.

The Company has no future capital expenditure commitments outstanding at December 31, 2006.

Other contingent liabilities with respect to product liabilities, legal proceedings and other matters arise in the normal course of business.  The Company recorded liabilities totaling $1.1 million at December 31, 2006 for potential product liability claims, including related legal fees expected to be incurred.  The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to unasserted claims, historical experience and, where available, recent and current trends.  In the opinion of management, no such matters exist which, in the event of an unfavorable outcome, would have a material effect on the Company’s financial position, results of operations and cash flows.  No amount was recorded at December 31, 2005.

8.                            Benefit Plans

The Company’s overall compensation and benefits program includes four nonqualified incentive bonus/employee profit sharing plans.  Benefits payable under these plans are calculated based on the Company’s performance against budgeted earnings before interest, taxes, depreciation and amortization (“EBITDA”) and are allocated based on the Company’s financial performance (65%) and each participant’s individual performance (35%).  Liabilities associated with these plans totaled approximately $260,000 and $1,548,000 at December 31, 2006 and 2005, respectively, and are in included in accrued expenses.

The Company has established a long-term incentive plan (“LIP”) for certain directors and senior management designed to compensate these individuals for the creation of long-term business value.  The plan provides an LIP pool based on a defined formula designed to equate to 5% of the equity created at the end of the three-year vesting period.  The Company had accrued approximately $800,000 at December 31, 2006 and $1,710,000 at December 31, 2005 for the LIP, which is included in other long-term liabilities.

Additionally, the Company sponsors a 401(k) defined contribution plan covering substantially all employees.  Each year, participants may contribute amounts up to 15% of pretax compensation.  The Company contributes 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions.  Total contributions to the plan were approximately $437,000, $373,000 and $333,000 during 2006, 2005 and 2004, respectively.

9.                            Related Party Transactions

The Company, in the normal course of business, incurred various charges from LP and Casella.  These expenses, primarily for rent, shared customer rebate incentive programs, and shared personnel, for the years ended December 31, 2006, 2005 and 2004 totaled approximately $282,000, $356,000 and $312,000, respectively.

Additionally, the Company purchased raw materials (recycled newspaper) from FCR Recycling, a subsidiary of Casella, during 2006, 2005 and 2004 of approximately $3,923,000, $4,227,000, and $3,311,000, respectively.

The Company had accounts payable to LP of $79,000 at December 31, 2006 and $46,000 at December 31, 2005.